UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

2 March 2010

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Final Results

CRH plc
2009 FULL YEAR RESULTS
Year ended 31st December	2009	2008	% change
	€ m	€ m
Revenue	17,373	20,887	-17%
EBITDA*	1,803	2,665	-32%
Operating profit*	955	1,841	-48%
Profit on disposal of non-current assets	26	69	-62%
Profit before tax and excluding impairment charges	773	1,642	-53%
Profit before tax	732	1,628	-55%
	€ cent	€ cent**
Earnings per share	88.3	210.2	-58%
Cash earnings per share	214.7	348.9	-38%
Dividend	62.5	62.2	-
* EBITDA and operating profit are stated before profit on disposal of non-current assets. ** Per share comparatives for 2008 have been restated to reflect the impact of the March 2009 Rights Issue
·
EBITDA for 2009 was €1,803 million, in line with the guidance provided in the Trading Update Statement of 5th January 2010, representing a decline of 32% compared with €2,665 million in 2008.  EBITDA is stated after charging costs associated with the Group's restructuring efforts of €205 million (2008: €62 million).
·
Depreciation and amortisation costs amounted to €848 million (2008: €824 million) and include impairment charges of €41 million (2008:  €14 million).
·
Operating profit fell 48% to €955 million (2008: €1,841 million) after restructuring and impairment charges of €246 million (2008: €76 million). Excluding these charges, operating profit fell 37%.
·
Profit before tax and impairment charges of €773 million was 53% below 2008 but ahead of the guidance of €750 million provided in the January 2010 Trading Update. After impairment charges of €41 million (2008: €14 million), profit before tax of €732m showed a decline of 55% on 2008.
·
Earnings per share fell 58% to 88.3c (2008: 210.2c adjusted for the March 2009 Rights Issue).
·
Dividend per share of 62.5c showed a slight increase on the Rights-adjusted 2008 dividend of 62.2c. 2009 represents CRH's 26th consecutive year of dividend growth.
·
Significant working capital reduction together with capital expenditure restraint contributed to operating cash flow of €1.2 billion, double the 2008 level of €0.6 billion.
·
Net debt reduced to €3.7 billion (2008: €6.1 billion) reflecting strong operating cash flow and proceeds from the March 2009 Rights Issue which raised just over €1.2 billion net of expenses.
·
With year-end net debt to EBITDA of 2.1 times and 2009 EBITDA/net interest of 6.1 times, CRH has one of the most flexible balance sheets in its sector.
Myles Lee, Chief Executive, said today:
"Residential and non-residential markets declined during 2009 in both Europe and the US, with government-funded infrastructure investment only partially compensating. We expect a difficult demand backdrop through much of 2010 with continuing declines in non-residential activity across our markets not helped by a poor start to the year as a result of prolonged severe weather in Europe and North America during January and February. The significant adjustments to our cost base achieved over the past three years and our ongoing restructuring measures, together with our substantial balance sheet capacity, have strengthened the Group operationally and position CRH well to respond to upside demand developments and to avail of value-enhancing acquisition opportunities as these arise across our markets."
Announced Tuesday, 2nd March 2010
This Results Announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.
Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Myles Lee
             Chief Executive
Glenn Culpepper
   Finance Director
Éimear O'Flynn
     Head of Investor Relations
Maeve Carton
        Head of Group Finance

2009 FULL YEAR RESULTS

OVERVIEW

Sales revenue fell 17% to €17,373 million, a decline of 19% on a like-for-like basis excluding acquisitions and translation effects. EBITDA amounted to €1,803 million after restructuring charges of €205 million. Depreciation and amortisation costs amounted to €848 million (2008: €824 million) and include impairment charges of €41 million (2008: €14 million). Operating profit fell 48% to €955 million; excluding restructuring and impairment costs, operating profit was down 37%.
Profit before tax and before impairment charges amounted to €773 million. While this was a decrease of 53% compared with 2008, it was ahead of the guidance of €750 million provided in the Trading Update Statement of 5th January 2010. After impairment charges, profit before tax of €732 million was 55% lower than 2008. Earnings per share fell 58% to 88.3c (2008: 210.2c adjusted for the March 2009 Rights Issue).
Significant working capital reduction together with capital expenditure restraint contributed to operating cash flow of €1.2 billion, double the 2008 level of €0.6 billion.  Net debt reduced to €3.7 billion (2008: €6.1 billion) reflecting strong operating cash flow and proceeds from the Rights Issue which raised just over €1.2 billion net of expenses. With year-end 2009 net debt to EBITDA of 2.1 times and 2009 EBITDA/net interest of 6.1 times, CRH has one of the most flexible balance sheets in its sector.
The average Polish Zloty exchange rate of 4.3276 versus the euro weakened by 19% in 2009 (2008: 3.5121).  While this was partly offset by a 5% strengthening of the average US dollar/euro rate to 1.3948 (2008: 1.4708),  currency movements in total had a net negative impact of €44 million on profit before tax.
Note 2 on page 15 analyses the key components of 2009 performance.

DIVIDEND

The Board is recommending a final dividend of 44.0c cent per share, broadly in line with the adjusted final dividend of 43.7c for 2008. This gives a total dividend for the year of 62.5c, slightly ahead of the full-year 2008 dividend of 62.2c, with 2009 representing CRH's 26th consecutive year of dividend growth. It is proposed to pay the final dividend on 10th May 2010 to shareholders registered at the close of business on 12th March 2010.

COST REDUCTION

To mitigate the impact of the continuing difficult market conditions, CRH has removed excess capacity from its manufacturing and distribution networks and has scaled its operations to market demand.  These measures are projected to deliver total annualised gross savings of €1.65 billion in the four years to end-2010, of which approximately €0.85 billion was realised in 2009. Some 40% of the gross savings of €1.65 billion is estimated to be permanent in nature.
Restructuring costs of €205 million to implement these programmes have been expensed in 2009 and we anticipate a further €45 million of implementation costs in 2010.  Incremental savings in 2010, after implementation costs, are estimated at €260 million.

FINANCE

In May 2009, CRH completed its first transaction on the Eurobond market with the successful issue of €750 million five-year notes with a coupon of 7.375%. This issue, together with the March 2009 Rights Issue and CRH's traditional strong cash flow profile and our continued focus on cash generation,  leave CRH well-positioned in terms of debt facilities and maturity profile.  Unutilised bank facilities at end-2009 amounted to €1.6 billion.
Net finance costs for the year of €297 million are lower than last year (2008: €343 million) reflecting the strong operating cash flow for the year and benefits from the Rights Issue.  The effective tax rate for the year, at 18.3% of pre-tax profit, decreased compared with 2008 (22.5%).  The decline in the tax charge reflects lower taxable profits in a number of jurisdictions where higher tax rates apply.

DEVELOPMENT

Acquisition and investment spend amounted to €0.46 billion in 2009 on a total of 17 transactions. First-half expenditure of €0.28 billion included the purchase of a 26% associate stake in Yatai Cement, the leading cement manufacturer in northeastern China, plus six other acquisitions across the Group's Materials and Distribution segments. Second-half spending of €0.18 billion principally comprised four important bolt-on transactions in our Americas Materials Division completed in November/December plus six smaller Materials transactions in Poland, China and the US.

Value-enhancing acquisitions have been, and will continue to be, a core driver of CRH's long-term development and with the re-commencement of acquisition activity since mid-2009 we believe that CRH is well-positioned to deliver an improving deal flow as industry valuations adjust and trading visibility improves.

OUTLOOK

We expect a difficult demand backdrop through much of 2010 with continuing declines in non-residential activity across our markets not helped by a poor start to the year as a result of prolonged severe weather in Europe and North America during January and February.

In Europe concerns remain relating to fiscal deficits in a number of countries, although some markets have proved resilient. In Poland, which has weathered the economic downturn better than many other European countries, our operations are well-placed to benefit from infrastructure-driven growth in 2010. In the United States, recent data releases on residential construction activity have been below expectations and the likely timing of recovery in US residential activity remains unclear. On infrastructure, the extension of the SAFETEA-LU Federal Highway funding programme is currently the subject of intense debate in the US Senate and House of Representatives with progress anticipated over the next 10 days. Recent euro-weakness and the relative strengthening of the Polish zloty and US dollar compared with 2009 will, if maintained, be beneficial in 2010.

The significant adjustments to our cost base achieved over the past three years and our ongoing restructuring measures, together with our substantial balance sheet capacity, have strengthened the Group operationally and position CRH well to respond to upside demand developments and to avail of value-enhancing acquisition opportunities as these arise across our markets.

SEGMENT REVIEW
EUROPE - MATERIALS
				Analysis of change
€ million	2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	2,749	3,696	-947	-783	+53	-	-	-217
EBITDA*	434	806	-372	-263	+14	-56	-	-67
Operating profit*	257	631	-374	-260	+10	-56	-9	-59
EBITDA margin	15.8%	21.8%
Op.profit margin	9.3%	17.1%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Europe Materials experienced very challenging trading conditions in almost all markets in 2009.  The severe impact on investment in new housing and private non-residential building was somewhat reduced by government-funded infrastructure and public building.
Central / Eastern Europe:

Following a difficult first half impacted by very severe winter weather, construction activity in Poland improved in the second half and showed modest growth for the year as a whole. Cement volumes fell 10% in 2009.  With stiff competition in all product areas, margins were under pressure and, while this was somewhat offset by significant cost saving initiatives, overall operating profit in Poland declined. In Ukraine, our cement sales volumes for the year were 35% below the record 2008 levels; although operating profit was well down compared with 2008, stable pricing and significant cost savings, particularly in the area of fuel, resulted in a reasonable performance in a difficult year.
Finland / Baltics:
While o
verall construction output in Finland declined by about 15%, steeper reductions in the new residential and new non-residential sectors contributed to a 40% fall in our cement volumes. A fiscal stimulus package which focussed on residential and infrastructure construction helped to mitigate somewhat the volume declines. A wide range of cost-reduction initiatives was implemented across all businesses and price increases were applied to recover higher energy input costs. Our operations in the Baltic States of Estonia, Latvia, and in St. Petersburg in Russia, suffered an unprecedented contraction in volumes and, as a result, significant operating adjustments were implemented. Overall operating profit for the Finland/Baltics region declined compared with 2008.
Switzerland:
  2009 saw the highest growth in Swiss c
onstruction output since 2004, with civil engineering activity supported by the national stimulus programme. Lower fuel costs partly due to a high usage of alternative fuels, together with increased volumes in our cement business and better margins in our downstream readymixed concrete and aggregates business, led to a profit outcome ahead of 2008.

Ireland:  Construction activity fell steeply during the year and cement volumes were down 45% on 2008 levels. The residential and commercial sectors reduced further, and the overall decline in sales volumes, together with the impact of the rationalisation costs, resulted in lower margins and an operating loss.

Benelux:  Cementbouw, our cement trading, readymixed concrete and aggregates business, faced a difficult second half of the year in which volumes declined. While cost reductions and lower fuel prices limited the impact of lower volumes, overall operating profit declined.

Iberia:  Construction activity in Spain fell by a further 20% in 2009, contributing to a lower profit outcome for our operations. Our Secil joint venture in Portugal suffered from reduced domestic demand but increased its export volumes albeit at lower prices; although activities outside Portugal performed well due to favourable demand and pricing coupled with lower fuel costs, overall operating profit was down.

Eastern Mediterranean:  As expected, the Turkish economy and domestic Turkish construction activity continued to contract in 2009. Implementation of strong cost-control measures and improved operating efficiencies helped partly to offset the downturn in domestic demand. Overall operating profit was lower.

Asia:

Our Chinese operations performed well in 2009 with cement volumes in northeast China increasing by 12% due to strong demand from infrastructure projects which were funded by the Government stimulus programme. Following a good first-half performance by My Home Industries
, our 50% cement joint venture in the Andhra Pradesh region of southern India, market conditions weakened in the second half with newly-commissioned cement capacity putting pressure on volumes and prices across our market.  This resulted in operating profit for the year broadly in line with 2008.

EUROPE - PRODUCTS
				Analysis of change
€ million	2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	3,002	3,686	-684	-682	+45	-	-	-47
EBITDA*	283	392	-109	-80	+6	-19	-	-16
Operating profit*	116	224	-108	-74	+4	-19	-7	-12
EBITDA margin	9.4%	10.6%
Op.profit margin	3.9%	6.1%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Throughout 2009, tough markets across all businesses resulted in a decline in operating profit. The management team responded vigorously to the challenge taking radical and effective action to mitigate these effects.

Concrete Products:
Our businesses experienced challenging market circumstances, mainly in residential-related markets and increasingly, as the year progressed, in the non-residential sector. Good progress in public sector niche markets in France and the Netherlands was outweighed by major weakness in Denmark and Eastern Europe. The architectural operations faced difficult conditions in most markets and performed below 2008; further factory closures in Belgium, France, the UK and Germany were made and overhead costs were reduced significantly. Our structural concrete operations were severely impacted by difficult conditions in residential markets and declining non-residential activity and delivered operating profit well below 2008; the programme of factory closures and general cost reduction continued in 2009 especially in Denmark, Belgium and Hungary where volumes and prices remained weak.

Clay Products:
UK:

For the year as a whole, volumes in the UK brick industry declined considerably although some upturn was visible in the last quarter. Following the major reorganisation plans implemented in 2008, additional factory closures and production shutdowns took place. The benefits from these measures coupled with strong product innovation resulted in an operating profit outcome well ahead of 2008. In
Mainland Europe
, lower volumes and energy price increases led to lower operating profit despite good progress and benefits from the new country-based organisation serving two operating regions, Central Europe and Eastern Europe.

Building Products:
The Building Products group is active in lightside building materials and is organised into three business areas: Construction Accessories, Building Envelope Products and Insulation Products. Market conditions in 2009 deteriorated with the non-residential sector slowing significantly.  With volumes declining, the operating profit outcome was lower than in 2008 despite relatively robust pricing.

The Construction Accessories
business unit was impacted by falling demand, especially in the non-residential sector; while this was offset somewhat by new innovative products brought to market, operating profit was lower. Our UK business acquired in 2008 exceeded our expectations aided by strong export figures. The main focus is on realising greater commercial synergies and back-office cost reduction through a more integrated organisational structure.

Our
Building Envelope Products
operations, which specialise in systems and products for entrance and climate control solutions, are mainly active in non-residential construction focussing on the growing RMI, safety and comfort market segment. While pricing remained generally robust and controls on cost remained tight, volumes and operating profit were lower than 2008. The decline in residential markets, across Europe, and price pressure in Eastern Europe were the main reasons for lower operating profit for our
Insulation Products
businesses, although these effects were tempered by strong demand for RMI products driven by ongoing European legislation for energy efficiency.

Following rigorous strategic analysis, we have decided to exit climate control activities and the insulation sector.  Our Building Envelope Products unit will concentrate on the more focussed Fencing, Security and Shutters businesses that for the future offer us greater market leadership potential in Europe.

EUROPE - DISTRIBUTION
				Analysis of change
€ million	2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	3,633	3,812	-179	-380	+146	-	-	+55
EBITDA*	204	258	-54	-57	+10	-10	-	+3
Operating profit*	137	194	-57	-55	+6	-10	-	+2
EBITDA margin	5.6%	6.8%
Op.profit margin	3.8%	5.1%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Trading conditions for our Distribution business continued to be very difficult in 2009 with the residential sectors across all our markets showing various degrees of decline. Despite price discipline and tight management in purchasing which resulted in gross margins in line with 2008, operating profit declined by 29%. The principal focus is on further cost reductions at overhead level, improved category management and the achievement of greater benefits from operational excellence by leveraging our economies of scale.

Builders Merchants
:
With 479 locations in six countries, our Builders Merchants business has strong market positions in all its regions.  Organic sales across these operations fell by 11%.

Markets were weak in the Netherlands and Belgium in 2009 and this resulted in lower sales and operating profit compared with 2008. In France, all regions experienced a slowdown and further restructuring costs resulted in operating profit well down on 2008. Results from our associate Trialis (in which we acquired a 34.8% shareholding in July 2008) were below expectations as markets in the southwest of France proved to be very difficult.

The construction market in Switzerland was less impacted than in other Western European countries. However, the combination of lower volumes in heavyside materials and additional restructuring costs resulted in a lower operating profit outcome. Despite slowing sales from a weaker residential market in Austria, our initiatives to improve gross margin and reduce overheads contributed to an increase in operating profit. Bauking, in which we have a 48% joint-venture stake, operates primarily in northwest Germany; sales in this region suffered and despite a small increase in gross margin and relentless cost control, like-for-like operating profit was down. Our Sanitary, Heating and Plumbing (SHAP) business in Germany, acquired in 2008, is a leading player in the northwest part of the country. Benefiting from robust demand for heating equipment, performance was in line with expectations. We see this business as a platform for further SHAP growth in Germany.

DIY
:
Like-for-like sales for our DIY business, which has 241 stores in five countries, fell 6% in 2009.

Despite a sharp decrease in consumer confidence in the Netherlands and Belgium, sales and operating profit in the first half of 2009 were relatively robust but thereafter demand declined, especially in the fourth quarter, with full-year operating profit lower than 2008. Increased competition and promotional campaigns had a negative impact on margins; however, this was mitigated by efficient store operations, tight cost control and sharp franchise formula management.

In Germany, Bauking operates 51 DIY stores under the brand name Hagebau.  While Bauking managed to keep costs under tight control, operating profit declined in a very competitive market. The economic environment in Portugal continued to be difficult and operating profit was down on 2008. Market circumstances for our business in the Alicante/Valencia region of Spain have been very challenging and results, while below expectations, were broadly in line with 2008.
AMERICAS - MATERIALS
				Analysis of change
€ million	2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	4,280	5,007	-727	-1,024	+25	-	-	+272
EBITDA*	670	724	-54	-87	+5	-11	-	+39
Operating profit*	407	462	-55	-72	+3	-11	-	+25
EBITDA margin	15.7%	14.5%
Op.profit margin	9.5%	9.2%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Americas Materials faced a very challenging environment in 2009 with severe volume declines across all product lines. The benefit of lower energy costs along with aggressive actions to reduce fixed cost, improve operating efficiency and increase prices yielded higher operating margins. US dollar sales revenue and operating profit declined 19% and 16% respectively, and the operating profit margin for the Division increased by 0.3 percentage points to 9.5%.

The Federal stimulus bill (American Recovery and Reinvestment Act, "ARRA") provided some additional public projects which had a positive impact primarily on the Division's asphalt and paving business, but this was more than offset by lower state spending on infrastructure. Overall, product volumes were down sharply and with minimal impact from acquisitions, aggregates volumes declined by 23%, asphalt was down 15% and readymixed concrete decreased 32% on 2008 levels. In order to offset lost economies of scale associated with sharply lower volumes, the Division focussed on delivering high quality materials and service to customers and capturing maximum value for our products. As a result, aggregates and readymixed concrete selling prices rose 6% and 3% respectively, while our asphalt operations saw prices decline 2%, reflecting lower input costs.

The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, declined by 26%. Diesel and gasoline prices, which are important inputs to aggregates, readymixed concrete and paving operations, declined by 32% and 21% respectively versus the prior year. Liquid asphalt prices overall were 14% lower in 2009, following a very volatile year in 2008.  Additionally, in late 2008, we expanded our winter-fill capacity (which has historically been concentrated in the east and central US) by adding storage in Utah, Washington and Idaho, thereby further reducing our exposure to the fluctuating cost of liquid asphalt.

East:
The Northeast delivered a mixed performance, but overall operating profit was lower than 2008. The positive impact of early ARRA bid lettings in Maine and New Hampshire and good overall infrastructure demand in Massachusetts and Upstate New York was more than offset by volume declines in metropolitan New York, Connecticut and New Jersey.
While the Mid-Atlantic division suffered volume declines across its operations, aggressive pricing initiatives and cost reductions resulted in margin improvement, which moderated the operating profit decline. A strong stimulus programme in Michigan along with sound pricing initiatives, good bitumen purchasing and excellent cost controls in both Michigan and Ohio enabled our Central division to improve its profit margins. The Southeast experienced another difficult year with significant volume declines in Florida and Alabama leading to a sharp fall in operating profit.

West:
The Southwest was impacted by volume declines for all products and lower construction sales. However, margin increases in all product lines coupled with aggressive fixed cost reductions more than offset lower volumes and construction margins, leading to a good advance in overall operating profit. In the
Rocky Mountain / Midwest
division, operating profit declined in 2009 due to weak demand and lower construction margins; good asphalt volumes in Iowa from significant ARRA projects together with pricing and cost initiatives resulted in advances which were more than offset by reduced highway activity in Minnesota, Idaho and Montana. In the Northwest, worsening economies in northern Idaho and Oregon impacted volumes and operating profit despite strong pricing and significant benefits from cost controls and restructuring. The
Staker Parson
operations saw a significant decline in volumes reflecting a weakening economic environment in all regions. The continued slide in residential and commercial construction led to reduced demand for readymixed concrete and aggregates and drew additional competition to the highway construction business. Profit margins were maintained, but operating profit declined.

AMERICAS - PRODUCTS
				Analysis of change
€ million	2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	2,536	3,243	-707	-881	+25	-	-	+149
EBITDA*	173	369	-196	-169	+3	-43	-	+13
Operating profit*	23	238	-215	-170	+2	-43	-11	+7
EBITDA margin	6.8%	11.4%
Op.profit margin	0.9%	7.3%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Americas Products experienced significant demand pressures in 2009, particularly in the important residential sector, and more significantly in the non-residential sector as the year progressed.  Against this challenging backdrop and with particularly acute trading challenges in MMI, our Products businesses experienced a 91% decline in full-year US dollar operating profit.

Architectural Products Group (APG):
APG faced continued difficult trading conditions in 2009 due to further deterioration in the residential construction sector and accelerated declines in non-residential markets. The construction markets in eastern Canada were more robust than those in the US. The Homecenter (DIY/retail) channel, which accounts for approximately one-third of APG sales, remained resilient despite weak consumer sentiment and spending. Reflecting these factors, our United States masonry and brick divisions experienced considerable operating profit declines.  In contrast, our Canadian masonry business performed well and our lawn and garden and dry-mix divisions delivered significant operating profit improvement. Extensive cost-reduction actions and regional consolidations were completed across APG; however, they were only able to partially offset the negative external factors. Overall, APG recorded a sharp decline in operating profit.

Precast:
Significantly lower levels of residential activity in 2009 again negatively affected demand for drainage products and plastic box enclosures nationwide. Activity in the non-residential sector also decreased considerably, further impacting sales. The group's most steady work was in the infrastructure segment, but exposure to this segment is less significant. Overall volumes were down approximately 33% from a relatively weak 2008. In spite of the harsh economic backdrop and an increasingly competitive market, margins were similar to 2008 as a result of pricing initiatives, operational efficiencies and second-half input cost declines; overall, operating profit was lower.

Glass:
In 2009, the Architectural glass business experienced unprecedented declines in demand, as sales volumes decreased 24% compared to 2008 and operating profit fell steeply. Pricing was intensely competitive in all markets as many smaller glass fabricators directed underutilised residential capacity to serving commercial markets. In this difficult trading environment, the Glass group focussed on building market share, tightening cost control and closing 11 operating locations to better balance capacity with depressed market demand. While the Engineered Products business experienced a 26% decline in sales compared with 2008, operating profit was near 2008 record levels due to a strong performance from our Canadian locations, favourable backlog pricing and lower aluminium costs.

MMI:
Although its fencing products are often used in residential applications, most of MMI's products (construction accessories, welded wire reinforcement and fencing products) are used in non-residential-oriented projects, particularly in conjunction with the use of concrete. The accelerating decline in non-residential construction activity led to a 40% decrease in MMI's sales from 2008 levels. The combination of high-priced steel inventory, lower sales volumes and dramatically falling sales prices contributed to a significant operating loss for the year. Management modified its steel purchasing strategy to reduce future volatility and reacted to declining volumes by instituting extensive cost-reduction measures across all businesses and scaling-back the size of its distribution network.

South America
: The South American group faced difficult economic conditions in 2009, particularly in Argentina, and management focussed on initiating significant cost-reduction programmes. Operating profit from our Argentine ceramic tile and glass businesses was at break-even for the year; the start-up of a greenfield floor and wall tile manufacturing facility in Cordoba was completed in October. Our Chilean glass business experienced a more moderate decline in operating profit.
AMERICAS - DISTRIBUTION
				Analysis of change
€ million	2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	1,173	1,443	-270	-353	+4	-	-	+79
EBITDA*	39	116	-77	-78	-1	-4	-	+6
Operating profit*	15	92	-77	-77	-1	-4	-	+5
EBITDA margin	3.3%	8.0%
Op.profit margin	1.3%	6.4%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Oldcastle Distribution, trading primarily as Allied Building Products ("Allied"), has 184 branches focussed on major metropolitan areas in 31 US states. It comprises two divisions which supply contractor groups specialising in Exterior (roofing and siding) and Interior (wallboard, steel studs and acoustical ceiling systems) Products.

Allied also experienced a sharp downturn in activity with US dollar sales revenue 23% lower than last year and, despite decisive actions on cost reductions, operating profit was significantly lower.

Exterior Products:
Demand for roofing and siding products is largely influenced by residential and commercial replacement activity with the key products having an average life span of roughly 25 years. Overall US asphalt roofing shingle shipments were down 15% in 2009, a level of decline that was somewhat offset by storm activity in a number of regions. Allied did not specifically benefit from these storms, but outperformed competitors in its market areas.

Interior Products:
This segment, being relatively immune to weather, has low exposure to replacement activity and demand is therefore largely dependent on the new commercial construction market. Gypsum wallboard shipments are a barometer of activity and these declined by about 7 billion square feet or 28% in 2009, comparable with a decline of 31% in Allied's Interior Products sales.

CONSOLIDATED INCOME STATEMENT
For the financial year ended 31st December 2009

	2009	2008
	€ m	€ m

Revenue	17,373	20,887
Cost of sales	(12,510)	(14,738)
Gross profit	4,863	6,149
Operating costs	(3,908)	(4,308)
Group operating profit	955	1,841
Profit on disposal of non-current assets	26	69
Profit before finance costs	981	1,910
Finance costs	(419)	(503)
Finance revenue	122	160
Group share of associates' profit after tax	48	61
Profit before tax	732	1,628
Income tax expense	(134)	(366)
Group profit for the financial year	598	1,262

Profit attributable to:
Equity holders of the Company	592	1,248
Minority interest	6	14
Group profit for the financial year	598	1,262

All results relate to continuing operations.

Earnings per Ordinary Share		Restated*
Basic	88.3c	210.2c
Diluted	87.9c	209.0c

Cash earnings per Ordinary Share	214.7c	348.9c

* Per share comparatives for 2008 have been restated to reflect the impact of the March 2009 Rights Issue.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the financial year ended 31st December 2009

	2009	2008
	€ m	€ m

Group profit for the financial year	598	1,262

Other comprehensive income
Currency translation effects	(96)	(97)
Actuarial loss on Group defined benefit pension obligations	(67)	(348)
Gains/(losses) relating to cash flow hedges	15	(28)
Tax on items recognised directly within other comprehensive income	18	71
Net expense recognised directly within other comprehensive income	(130)	(402)

Total comprehensive income for the financial year	468	860
Attributable to:
Equity holders of the Company	462	847
Minority interest	6	13
Total comprehensive income for the financial year	468	860

CONSOLIDATED BALANCE SHEET
As at 31st December 2009
	2009	2008
ASSETS	€ m	€ m
Non-current assets
Property, plant and equipment	8,535	8,888
Intangible assets	4,095	4,108
Investments accounted for using the equity method	962	743
Other financial assets	128	127
Derivative financial instruments	244	416
Deferred income tax assets	337	333
Total non-current assets	14,301	14,615
Current assets
Inventories	2,008	2,473
Trade and other receivables	2,454	3,096
Current income tax recoverable	77	-
Derivative financial instruments	5	10
Liquid investments	66	128
Cash and cash equivalents	1,372	799
Total current assets	5,982	6,506
Total assets	20,283	21,121
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	241	186
Preference share capital	1	1
Share premium account	3,778	2,448
Treasury Shares and own shares	(279)	(378)
Other reserves	128	87
Foreign currency translation reserve	(740)	(644)
Retained income	6,508	6,387
	9,637	8,087
Minority interest	73	70
Total equity	9,710	8,157
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,943	6,277
Derivative financial instruments	78	84
Deferred income tax liabilities	1,519	1,461
Trade and other payables	155	137
Retirement benefit obligations	454	414
Provisions for liabilities	240	253
Capital grants	12	14
Total non-current liabilities	7,401	8,640
Current liabilities
Trade and other payables	2,471	2,919
Current income tax liabilities	192	186
Interest-bearing loans and borrowings	381	1,021
Derivative financial instruments	8	62
Provisions for liabilities	120	136
Total current liabilities	3,172	4,324
Total liabilities	10,573	12,964
Total equity and liabilities	20,283	21,121

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31st December 2009

	Attributable to the equity holders of the Company
	Issued share capital	Share premium account	Treasury shares/ own shares	Other reserves	Foreign currency translation reserve	Retained income	Minority interest	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m
At 1st January 2009	187	2,448	(378)	87	(644)	6,387	70	8,157
Group profit for 2009	-	-	-	-	-	592	6	598
Other comprehensive
income	-	-	-	-	(96)	(34)	-	(130)
Total comprehensive
income	187	2,448	(378)	87	(740)	6,945	76	8,625
Issue of share capital	55	1,330	-	-	-	-	-	1,385
Share option exercises	-	-	-	-	-	60	-	60
Share-based payment
- share option schemes	-	-	-	18	-	-	-	18
- performance shares	-	-	-	10	-	-	-	10
- reclassification	-	-	(13)	13	-	-	-	-
- related tax charge	-	-	-	-	-	3	-	3
Treasury/own shares
re-issued	-	-	114	-	-	(114)	-	-
Own shares acquired	-	-	(2)	-	-	-	-	(2)
Dividends	-	-	-	-	-	(386)	(7)	(393)
Arising on acquisition	-	-	-	-	-	-	4	4
At 31st December 2009	242	3,778	(279)	128	(740)	6,508	73	9,710

For the year ended 31st December 2008
	€m	€m	€m	€m	€m	€m	€m	€m
At 1st January 2008	187	2,420	(19)	70	(547)	5,843	66	8,020
Group profit for 2008	-	-	-	-	-	1,248	14	1,262
Other comprehensive
Income	-	-	-	-	(97)	(305)	-	(402)
Associate min.interest	-	-	-	-	-	-	(1)	(1)
Total comprehensive
Income	187	2,420	(19)	70	(644)	6,786	79	8,879
Issue of share capital	-	28	-	-	-	-	-	28
Share option exercises	-	-	-	-	-	31	-	31
Share-based payment
- share option schemes	-	-	-	17	-	-	-	17
- performance shares	-	-	7	-	-	-	-	7
- related tax charge	-	-	-	-	-	(13)	-	(13)
Treasury shares
- acquired	-	-	(411)	-	-	-	-	(411)
- re-issued	-	-	48	-	-	(48)	-	-
Own shares acquired	-	-	(3)	-	-	-	-	(3)
Dividends	-	-	-	-	-	(369)	(5)	(374)
Arising on acquisition	-	-	-	-	-	-	(4)	(4)
At 31st December 2008	187	2,448	(378)	87	(644)	6,387	70	8,157

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31st December 2009
	2009	2008
Cash flows from operating activities	€ m	€ m
Profit before tax	732	1,628
Finance costs (net)	297	343
Group share of associates' profit after tax	(48)	(61)
Profit on disposal of non-current assets	(26)	(69)
Group operating profit	955	1,841
Depreciation charge (including impairments)	794	781
Share-based payment expense	28	24
Amortisation of intangible assets (including impairments)	54	43
Amortisation of capital grants	(2)	(3)
Other non-cash movements	(37)	(15)
Net movement on provisions	(41)	(28)
Decrease/(increase) in working capital	783	(57)
Cash generated from operations	2,534	2,586
Interest paid (including finance leases)	(294)	(371)
Irish corporation tax paid	(2)	(18)
Overseas corporation tax paid	(102)	(304)
Net cash inflow from operating activities	2,136	1,893
Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	103	168
Interest received	31	51
Capital grants received	-	4
Dividends received from associates	38	42
	172	265
Outflows
Purchase of property, plant and equipment	(532)	(1,039)
Acquisition of subsidiaries and joint ventures	(174)	(777)
Investments in and advances to associates	(235)	(156)
Advances to joint ventures and purchase of trade investments	(9)	(50)
Increase in finance-related receivables	(115)	-
Deferred and contingent acquisition consideration paid	(37)	(34)
	(1,102)	(2,056)
Net cash outflow from investing activities	(930)	(1,791)
Cash flows from financing activities
Inflows
Proceeds from issue of shares (net)	1,237	6
Proceeds from exercise of share options	60	31
Decrease in liquid investments	65	175
Increase in interest-bearing loans, borrowings and finance leases	757	1,382
Net cash inflow arising from derivative financial instruments	16	-
	2,135	1,594
Outflows
Treasury/own shares purchased	(2)	(414)
Repayment of interest-bearing loans, borrowings and finance leases	(2,501)	(1,024)
Net cash outflow arising from derivative financial instruments	-	(100)
Dividends paid to equity holders of the Company	(238)	(347)
Dividends paid to minority interests	(7)	(5)
	(2,748)	(1,890)
Net cash outflow from financing activities	(613)	(296)
Increase/(decrease) in cash and cash equivalents	593	(194)
Cash and cash equivalents at 1st January	799	1,006
Translation adjustment	(20)	(13)
Cash and cash equivalents at 31st December	1,372	799

SUPPLEMENTARY INFORMATION
Selected explanatory notes to Consolidated Financial Statements

  1     Basis of Preparation
        The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB).

        Adoption of new IFRS
        A number of new IFRS and interpretations of the International Financial Reporting Interpretations Committee became effective for, and have been applied in preparing,  the Group's 2009 financial statements.  The main changes are described below. Other than these changes, the financial statements have been prepared on a basis consistent with the prior year published financial statements.
        IFRS 8
Operating Segments
, which replaced IAS 14
Segment Reporting
, was applied for the first time in preparing the Group's interim 2009 financial statements. Following a review of the requirements of the new standard, the Group concluded that the operating segments determined in accordance with IFRS 8 should be the same as the business segments previously identified under IAS 14.
        IAS 1
Presentation of Financial Statements
has been revised and now requires the inclusion of primary statements of comprehensive income (see page 11 above) and of changes in equity (see page 13 above).
        The Group has not applied IFRS 3R
Business Combinations (Revised)
, which will be effective for all Group business combinations from 1st January 2010, in its financial statements for 2009.

  2     Key Components of 2009 Performance

			Operating	Profit on	Trading	Finance	Assoc.	Pre-tax
€ million	Revenue	EBITDA	profit	disposals	profit	costs	PAT	Profit
2008 as reported	20,887	2,665	1,841	69	1,910	(343)	61	1,628
Exchange effects	291	(22)	(32)	(3)	(35)	(8)	(1)	(44)
2008 at 2009 exchange rates	21,178	2,643	1,809	66	1,875	(351)	60	1,584
Incremental impact in 2009 of:
- 2008/2009 acquisitions	298	37	24	-	24	(21)	9	12
- Restructuring charges (i)	-	(143)	(143)	-	(143)	-	-	(143)
- Impairment costs (i)	-	-	(27)	-	(27)	-	-	(27)
Ongoing operations	(4,103)	(734)	(708)	(40)	(748)	75	(21)	(694)
2009 as reported	17,373	1,803	955	26	981	(297)	48	732
% change	-17%	-32%	-48%		-49%			-55%
(i)    Restructuring charges amounted to €205 million in 2009 (2008: €62 million), resulting in an incremental cost  in 2009 of €143 million.  Total impairment charges in 2009 were €41 million (2008: €14 million), with an incremental cost of €27 million in 2009.

  3     Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations with activity in some markets reduced significantly in winter due to inclement weather.   First-half sales accounted for 48% of full year 2009 (2008: 46%), while EBITDA for the first six months of 2009 represented 36% of the full year outturn (2008: 41%).

  4     Analysis of Revenue, EBITDA and Operating Profit by Business
	2009		2008
	€ m	%	€ m	%
Revenue
Europe Materials	2,749	15.8	3,696	17.7
Europe Products	3,002	17.3	3,686	17.6
Europe Distribution	3,633	20.9	3,812	18.3
Americas Materials	4,280	24.6	5,007	24.0
Americas Products	2,536	14.6	3,243	15.5
Americas Distribution	1,173	6.8	1,443	6.9
	17,373	100.0	20,887	100.0
EBITDA *
Europe Materials	434	24.1	806	30.2
Europe Products	283	15.7	392	14.7
Europe Distribution	204	11.2	258	9.7
Americas Materials	670	37.2	724	27.2
Americas Products	173	9.6	369	13.8
Americas Distribution	39	2.2	116	4.4
	1,803	100.0	2,665	100.0
Depreciation charge (including impairments)
Europe Materials	176		174
Europe Products	148		156
Europe Distribution	61		59
Americas Materials	261		260
Americas Products	133		117
Americas Distribution	15		15
	794		781
Amortisation of intangible assets (including impairments)
Europe Materials	1		1
Europe Products	19		12
Europe Distribution	6		5
Americas Materials	2		2
Americas Products	17		14
Americas Distribution	9		9
	54		43
Operating profit
Europe Materials	257	26.9	631	34.3
Europe Products	116	12.2	224	12.2
Europe Distribution	137	14.3	194	10.5
Americas Materials	407	42.6	462	25.1
Americas Products	23	2.4	238	12.9
Americas Distribution	15	1.6	92	5.0
	955	100.0	1,841	100.0
Profit on disposal of non-current assets
Europe Materials	4		16
Europe Products	1		15
Europe Distribution	5		15
Americas Materials	17		20
Americas Products	(1)		2
Americas Distribution	-		1
	26		69

*
EBITDA excludes profit on disposal of non-current assets and comprises Group operating profit (earnings) before interest, tax, depreciation, asset impairments and amortisation.

5       Geographical Analysis of Revenue, EBITDA and Operating Profit
	2009		2008
	€ m	%	€ m	%
Revenue
Ireland*	726	4.2	1,116	5.3
Benelux	2,762	15.9	3,070	14.7
Rest of Europe	5,888	33.9	6,999	33.5
Americas	7,997	46.0	9,702	46.5
	17,373	100.0	20,887	100.0
EBITDA**
Ireland*	20	1.1	160	6.0
Benelux	246	13.7	354	13.3
Rest of Europe	654	36.2	942	35.4
Americas	883	49.0	1,209	45.3
	1,803	100.0	2,665	100.0
Depreciation charge (including impairments)
Ireland*	53		49
Benelux	85		93
Rest of Europe	247		247
Americas	409		392
	794		781

Amortisation of intangible assets (including impairments)
Ireland*	1		1
Benelux	7		4
Rest of Europe	18		13
Americas	28		25
	54		43
Operating profit
Ireland*	(34)	(3.5)	110	6.0
Benelux	154	16.1	257	14.0
Rest of Europe	389	40.7	682	37.0
Americas	446	46.7	792	43.0
	955	100.0	1,841	100.0
Profit on disposal of non-current assets
Ireland*	3		12
Benelux	2		18
Rest of Europe	5		16
Americas	16		23
	26		69

*      Total island of Ireland
**     EBITDA excludes profit on disposal of non-current assets and comprises Group operating profit (earnings) before interest, tax, depreciation, asset impairments and amortisation.

6       Proportionate Consolidation of Joint Ventures
	2009	2008
Group share of:	€ m	€ m
Revenue	1,095	1,172
Cost of sales	(768)	(806)
Gross profit	327	366
Operating costs	(233)	(229)
Operating profit	94	137
Profit on disposal of non-current assets	1	1
Profit before finance costs	95	138
Finance costs (net)	(7)	(13)
Profit before tax	88	125
Income tax expense	(19)	(26)
Group profit for the financial year	69	99

Depreciation	55	50

  7     Earnings per Ordinary Share
      The computation of basic, diluted and cash earnings per share is set out below:
	2009	2008
	€ m	€ m
Profit attributable to equity holders of the Company	592	1,248
Preference dividends paid	-	-
Numerator for basic and diluted earnings per Ordinary Share	592	1,248
Amortisation of intangibles (including impairments)	54	43
Depreciation charge (including impairments)	794	781
Numerator for cash earnings per Ordinary Share	1,440	2,072

		Restated (i)
	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares
Weighted average number of shares (millions) in issue	670.8	593.9
Effect of dilutive potential shares (share options)	2.7	3.3
Denominator for diluted earnings per Ordinary Share	673.5	597.2

Earnings per Ordinary Share	€ cent	€ cent
- basic	88.3	210.2
- diluted	87.9	209.0
Cash earnings per Ordinary Share (ii)	214.7	348.9
(i)   2008 per share comparatives have been restated to reflect the impact of the March 2009 2 for 7 Rights Issue.
(ii)   Cash earnings per Ordinary Share is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.  Cash earnings per share is not a recognised measure under generally accepted accounting principles.

8      Net Debt
					2009	2008
Net debt					€ m	€ m
Non-current assets
Derivative financial instruments					244	416
Current assets
Derivative financial instruments					5	10
Liquid investments					66	128
Cash and cash equivalents					1,372	799
Non-current liabilities
Interest-bearing loans and borrowings					(4,943)	(6,277)
Derivative financial instruments					(78)	(84)
Current liabilities
Interest-bearing loans and borrowings					(381)	(1,021)
Derivative financial instruments					(8)	(62)
Total net debt					(3,723)	(6,091)
Group share of joint ventures' net debt included above					(114)	(153)
The movement in net debt for the year ended 31st December 2009 was as follows:
	At 1st January	Cash flow	Acquis-itions	Mark-to-market	Trans-lation	At 31st December
	€ m	€ m	€ m	€ m	€ m	€ m
Cash and cash equivalents	799	589	4	-	(20)	1,372
Liquid investments	128	(65)	-	-	3	66
Interest-bearing loans and borrowings	(7,298)	1,744	(3)	135	98	(5,324)
Derivative financial instruments	280	(16)	-	(140)	39	163
Group net debt - including JVs	(6,091)	2,252	1	(5)	120	(3,723)

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:
	2009	2008
	€ m	€ m
Within one year	203	589
Between one and two years	391	519
Between two and three years	782	160
Between three and four years	164	196
Between four and five years	3	53
After five years	26	49
	1,569	1,566
Lender covenants
The Group's major debt facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods ending quarterly on 31st March, 30th June, 30th September and 31st December.  CRH was in full compliance with its financial covenants throughout each of the periods presented.  The Group is not aware of any stated events of default.

The financial covenants are:
(1
)  Minimum interest cover
(excluding share of joint ventures) defined as EBITDA/net interest cover at no lower than 4.5 times. As at 31st December 2009 the ratio was 6.1 times (2008: 7.4 times).
(2
)  Minimum interest cover
(excluding share of joint ventures) defined as EBITDA plus rentals/net interest plus rentals at no lower than 3.0 times. As at 31st December 2009 the ratio was 3.8 times (2008: 4.8 times).
(3)
Maximum debt cover
(excluding share of joint ventures) is defined as consolidated total net debt/EBITDA (taking into account pro-forma adjustments for acquisitions and disposals) at no higher than 3.5 times. As at 31st December 2009 the ratio was 2.2 times (2008: 2.4 times).

 9      Finance Costs, net

Net finance costs for the financial year were as follows:	2009 € m	2008 € m
Net Group finance costs on interest-bearing cash and cash equivalents, loans and borrowings	265	330
Net pensions financing charge/(credit)	8	(15)
Unwinding of discount on provisions/deferred consideration	19	21
Net charge re change in fair value of derivatives	5	7
Total net finance costs	297	343
Group share of joint ventures' net finance costs, included above	7	13

10    Summarised Cash Flow

The table below summarises the Group's cash flows for the years ended 31st December 2009 and 31st December 2008.
	2009	2008
Inflows	€ m	€ m
Profit before tax	732	1,628
Depreciation (including impairments)	794	781
Amortisation of intangibles (including impairments)	54	43
Working capital movements	661	(62)
	2,241	2,390
Outflows
Tax paid	(104)	(322)
Dividends	(386)	(369)
Capital expenditure	(532)	(1,039)
Other	(59)	(89)
	(1,081)	(1,819)
Operating cash inflow	1,160	571
Acquisitions and investments	(458)	(1,072)
Treasury/own shares purchased	(2)	(414)
Proceeds from disposal of non-current assets	103	168
Share issues	1,445	59
Translation adjustment	120	(240)
Decrease/(increase) in net debt	2,368	(928)

11    Acquisitions

        The principal acquisitions completed during the year ended 31st December 2009 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of a 100% stake where not indicated to the contrary:
Europe Materials:
Poland: Increased stake in Grupa Silikaty to 73.2% (27th August); Portugal: Quimipedra quarry (23rd April).
Europe Distribution:
Belgium: Creyns N.V. (8th January).
Americas Materials:
Kansas: Holland Corporation (11th May); Kentucky: Cat Daddy (29th July); Missouri: Hilty Quarries (2nd November), selected assets of Lafarge (30th December); New Hampshire: Interstate 93 (26th March); New York: Cleason (30th July); Texas: Wheeler Companies (11th December); Utah: Backus Pit (10th July); Burdick Paving Corporation (24th December); West Virginia: certain assets of Appalachian Paving Products (5th March).
Americas Distribution:
Utah: Warburton Acoustical Products (11th March).

Identifiable net assets acquired (excluding net debt assumed and including adjustments to provisional fair values) were as follows:
	2009	2008
	€ m	€ m
Non-current assets
Property, plant and equipment	110	429
Intangible assets	66	412
Investments in associates/other financial assets	-	3
Deferred income tax assets	4	1
	180	845
Current assets
Inventories	11	66
Trade and other receivables	22	126
	33	192
Minority interest	(4)	4
Non-current liabilities
Deferred income tax liabilities	(2)	(82)
Retirement benefit obligations	-	(8)
Provisions for liabilities (stated at net present cost)	(1)	-
Capital grants	-	(2)
	(3)	(92)
Current liabilities
Trade and other payables	(14)	(89)
Current income tax liabilities	-	(12)
Provisions for liabilities (stated at net present cost)	-	(4)
	(14)	(105)
Total consideration (enterprise value)	192	844
Consideration satisfied by:
Cash payments	178	837
Professional fees incurred	-	8
Cash and cash equivalents acquired	(4)	(68)
Net cash outflow	174	777
Net debt (other than cash and cash equivalents) assumed on acquisitions
- non-current interest bearing loans and borrowings	2	9
- current interest bearing loans and borrowings	1	46
Deferred and contingent acquisition consideration (NPC)	8	12
Associate becoming a subsidiary	7	-
Total consideration (enterprise value)	192	844

None of the acquisitions completed during the financial year was considered sufficiently material to warrant separate disclosure of the attributable fair values.
No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial year.
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and synergies with existing entities in the Group.
The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair values
	€ m	€ m	€ m	€ m	€ m
Non-current assets (excluding goodwill)	87	28	-	1	116
Current assets	33	1	-	(1)	33
Non-current liabilities	(2)	(1)	-	-	(3)
Current liabilities	(15)	1	-	-	(14)
Minority interest	-	(4)	-	-	(4)
Identifiable net assets acquired	103	25	-	-	128
Goodwill arising on acquisition	91	(25)	-	(2)	64
Total consideration (enterprise value)	194	-	-	(2)	192

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the acquisitions disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3
Business Combinations
) will be subject to subsequent disclosure.

The following table analyses the current and prior year acquisitions by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number		Goodwill		Consideration
	2009	2008	2009	2008	2009	2008
			€ m	€ m	€ m	€ m
Europe Materials	2	8	2	125	20	293
Europe Products	-	9	-	111	-	202
Europe Distribution	1	7	4	57	9	177
Americas Materials	10	19	60	32	164	101
Americas Products	-	8	-	18	-	52
Americas Distribution	1	1	-	4	1	8
	14	52	66	347	194	833

            The post-acquisition impact of business combinations completed during the year on Group profit for the financial year was as follows:
	2009	2008
	€ m	€ m
Revenue	43	530
Cost of sales	(35)	(392)
Gross profit	8	138
Operating costs	(5)	(85)
Group operating profit	3	53
Profit on disposal of non-current assets	-	-
Profit before finance costs	3	53
Finance costs (net)	(1)	(26)
Profit before tax	2	27
Income tax expense	(1)	(8)
Group profit for the financial period	1	19

The revenue and profit of the Group determined in accordance with IFRS for the year ended 31st December 2009 would not have been materially different than reported on page 10 if the acquisition date for all the business combinations completed during the year had been as of the beginning of that year.
No business combinations have been completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10
Events After the Balance Sheet Date
. Development updates, giving details of acquisitions which do not require separate disclosure, are published in January and July each year.

12    Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the financial year.
The financial assumptions employed in the valuation of scheme liabilities for the current and prior financial years were as follows:
	Eurozone		Britain & NI		Switzerland		United States
	2009	2008	2009	2008	2009	2008	2009	2008
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	4.0	3.8	4.5	3.5	2.25	2.25	3.5	3.5
- pensions in payment	2.0	1.8	3.5 - 3.7	2.75 - 3.25	0.5	0.5	-	-
Inflation	2.0	1.8	3.5	2.75	1.5	1.5	2.0	2.0
Discount rate	6.0	5.8	5.75	6.25	3.25	3.5	5.75	6.25
Medical cost trend	5.25	5.25	n/a	n/a	n/a	n/a	9.5	10.0

The expected rates of return for 2009 on the assets held by the various defined benefit pension schemes in operation throughout the Group are disclosed in the 2008 Annual Report. The methodology applied in relation to the expected returns on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of a risk premium (which varies by jurisdiction) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the aforementioned jurisdictions are driven by the fact that the majority of the Group's schemes hold an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not material. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the schemes.
The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19
Employee Benefits
are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as set out below:

Future life expectations*:	Republic of Ireland		Britain & Northern Ireland		Switzerland
	2009	2008	2009	2008	2009	2008
Current retirees: Male	20.7	19.8	22.7	21.9	18.5	18.4
Female	23.8	22.8	25.5	24.6	22.0	21.9
Future retirees Male	21.8	20.8	24.5	22.4	18.5	18.4
Female	24.8	23.8	27.2	25.1	22.0	21.9

*  These mortality data allow
for future improvements in life expectancy.

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net deficit
	2009	2008	2009	2008	2009	2008
	€ m	€ m	€ m	€ m	€ m	€ m
At 1st January	1,414	1,846	(1,828)	(1,931)	(414)	(85)
Translation adjustment	18	(40)	(21)	53	(3)	13
Arising on acquisition	-	10	-	(18)	-	(8)
Employer contributions paid	70	59	-	-	70	59
Employee contributions paid	16	19	(16)	(19)	-	-
Benefit payments	(113)	(116)	113	116	-	-
Actual return on scheme assets	200	(364)	-	-	200	(364)
Current service cost	-	-	(44)	(51)	(44)	(51)
Past service cost	-	-	(12)	(1)	(12)	(1)
Curtailment gain	-	-	24	2	24	2
Interest cost on scheme liabilities	-	-	(95)	(98)	(95)	(98)
Actuarial gain/(loss) arising on:
- experience variations	-	-	(13)	(15)	(13)	(15)
- changes in assumptions	-	-	(167)	134	(167)	134
At 31st December	1,605	1,414	(2,059)	(1,828)	(454)	(414)
Related deferred tax asset (net)					103	94
Net pension liability					(351)	(320)

13    Related Party Transactions

There were no related party transactions or changes in related party transactions that could have had a material impact on the financial position or performance of the Group during the 2009 and 2008 financial years. Sales to and purchases from associates during the year ended 31st December 2009 amounted to €17 million (2008: €17 million) and €458 million (2008: €584 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Consolidated Balance Sheet.

14    Translation of Foreign Currencies

        This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:
	Average		Year ended 31st December
€ 1 =	2009	2008	2009	2008
US Dollar	1.3948	1.4708	1.4406	1.3917
Pound Sterling	0.8909	0.7963	0.8881	0.9525
Polish Zloty	4.3276	3.5121	4.1045	4.1535
Ukrainian Hryvnya	11.2404	7.7046	11.4738	10.8410
Swiss Franc	1.5100	1.5874	1.4836	1.4850
Canadian Dollar	1.5850	1.5594	1.5128	1.6998
Argentine Peso	5.2111	4.6443	5.4885	4.7924
Israeli Shekel	5.4756	5.2556	5.5134	5.3163
Turkish Lira	2.1631	1.9064	2.1547	2.1488
Indian Rupee	67.4271	63.7652	66.9539	67.5553

15    Other
	2009	2008
EBITDA interest cover (times)	6.1	7.8
EBIT interest cover (times)	3.2	5.4
EBITDA = earnings before interest, tax, depreciation, amortisation, impairments, excluding profits on disposal EBIT = earnings before interest and tax, excluding profits on disposal
		Restated
Average shares in issue	670.8m	593.9m
Net dividend paid per share (euro cent)	62.2c	61.8c
Net dividend per share (euro cent)	62.5c	62.2c
Dividend cover (Earnings per share/Dividend per share)	1.4x	3.4x
	€ m	€ m
Depreciation charge (including impairments)
- subsidiaries	739	731
- share of joint ventures	55	50
Amortisation of intangibles (including impairments)
- subsidiaries	54	43
- share of joint ventures	-	-
Share-based payment expense	28	24
Income tax (credit)/expense - Irish tax	(5)	18
Income tax expense - overseas tax	41	259
Income tax expense - deferred tax	98	89
Market capitalisation at year-end	13,271	9,502
Total equity at year-end	9,710	8,157
Net debt	3,723	6,091
Net debt as a percentage of total equity	38%	75%
Net debt as a percentage of market capitalisation	28%	64%

16    Statutory Accounts
The financial information presented in this report does not represent full statutory accounts.  Full statutory accounts for the year ended 31st December 2009 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December 2008, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

17     Board Approval

This announcement was approved by the Board of Directors of CRH plc on 1st March 2010.

18     Annual Report and Annual General Meeting (AGM)

The 2009 Annual Report is expected to be posted to those shareholders who have requested a paper copy on 31st March 2010 together with details of the Scrip Dividend Offer in respect of the final 2009 dividend.  The 2009 Annual Report will be available on the Company's website,
www.crh.com
, from 1st April 2010.  A paper copy of the Annual Report may be obtained at the Company's registered office from that date. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11am on Wednesday, 5th May 2010.

*********************

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland  TELEPHONE +353.1.4041000  FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date  2 March 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director